Mail Stop 3561

January 27, 2010

Stephanie Bowman
Executive Vice President, Chief Financial Officer,
     Treasurer and Secretary
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, Texas 75240

     Re: Tuesday Morning Corporation
               Definitive Proxy Statement on Schedule 14A
               Filed October 6, 2009
               File No. 000-19658

Dear Ms. Bowman:

     We have completed our review of the above-referenced filing and have no further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director